SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: April, 10, 2008
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: April 10, 2008	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

April 10, 2008
Ivanhoe Mines to sell controlling stake in Jinshan Gold Mines to China National Gold Group Corporation
Sun Zhaoxue to be nominated as Jinshan’s Chairman;
Jay Chmelauskas to continue as Jinshan’s President and CEO
Ivanhoe Mines and China National Gold Group commit
to establishment of a Strategic Chinese Exploration Partnership
BEIJING, CHINA — IVANHOE MINES’ Executive Chairman Robert Friedland announced today that the company has agreed to sell its 42% control block in China gold producer JINSHAN GOLD MINES to China’s national gold-mining conglomerate, CHINA NATIONAL GOLD GROUP CORPORATION, of Beijing, and its financial partners.
“This is the first step toward the formation of a long-term, strategic partnership between Ivanhoe Mines and China National Gold Group that will focus on gold and copper exploration and mine development opportunities in China,” Mr. Friedland said.
“Industry research has confirmed that China’s gold industry has overtaken the United States and South Africa. China is expected to consolidate its position this year as the world’s largest gold producer. It is a dynamic industry in the world’s most remarkable economy — in a period of high gold values and a dramatically depreciating US dollar.
“There are significant benefits to be realized for Ivanhoe Mines’ independent, 100%-owned gold exploration programs now underway in China, through a cooperative partnership with China’s pre-eminent, government-owned gold group. A substantial portion of the proceeds of this asset sale will be dedicated to advancing Ivanhoe Mines’ significant and advanced gold and copper exploration ventures across China.”
Under terms of the agreement, the purchaser will acquire from Ivanhoe Mines:
•	Ivanhoe’s entire holding of 67,520,060 common shares of Jinshan Gold Mines, at a price of C$3.1115 a share; and

•	a Jinshan promissory note of C$7.5 million issued to Ivanhoe Mines, due June 26, 2010, together with accrued interest at 12% from March 31, 2008.
Ivanhoe will retain warrants to purchase up to 1.5 million common shares of Jinshan, each exercisable to purchase one Jinshan common share at C$2.50 at any time up to June 26, 2009.

The aggregate proceeds to be received will be C$217.7 million. The transaction, which is subject to Chinese Government regulatory approvals and Canadian regulatory filings, is scheduled to close on May 10, 2008. Ivanhoe Mines will record a gain on the sale of its interest in Jinshan in the second quarter. Under the terms of the agreement, the board of directors of Jinshan will be increased to eight members and China National Gold is planning to appoint four new members to the Jinshan board, one of which will be independent, replacing certain directors, including Ivanhoe Mines’ appointees. Sun Zhaoxue, President of China National Gold Group, will be nominated to serve as Chairman of Jinshan Gold Mines. Jay Chmelauskas will continue as Jinshan’s President and CEO.
Jinshan Gold Mines, based in Vancouver, Canada, began producing gold from its CSH Mine in China’s Inner Mongolia region in July 2007. Jinshan has produced 33,280 ounces of gold to date, and is ramping up toward the projected capacity of 120,000 ounces a year. A 50% increase in annual production, to up to 180,000 ounces, is being studied.
China National Gold Group President Sun Zhaoxue said he believes Jinshan can look forward to a bright, growth-oriented future in working with China National Gold to build a global gold producer.
“We are impressed by Jinshan’s accomplishments in building and launching production at the CSH Mine. China National Gold Group will support Jinshan’s development and operations in China. Jinshan will continue to be based in Canada and we have plans to build it into a leading global gold producer as we pursue growth opportunities for our group. We also are pleased that Jay Chmelauskas will remain with Jinshan as President and Chief Executive Officer.”
First established in 1979, China National Gold Group is a large-scale, state-owned Chinese enterprise and is the largest producer of gold in China. It is active in all facets of the gold mining industry from engineering and fabrication of heavy mining equipment for internal use and export abroad, exploration, mining, refining, and gold and silver bullion sales. With over 65 mines, China Gold produces approximately 20% of the total gold production in China and controls over 30% of the known gold reserves in China. In 2007, it produced 78 tons of gold. China Gold also controls Zhongjin Gold, which in 2003 became the first publicly listed gold miner on the Shanghai Stock Exchange.
Mr. Chmelauskas said his Jinshan management team welcomes the opportunity to continue working to build Jinshan into a significant gold producer with the added benefit of the strong, strategic backing of China’s gold industry leader.
“We have developed a very good relationship with China National Gold Group during the past few years and we believe that our association with China National Gold Group will improve our prospects within China and internationally,” Mr. Chmelauskas said.
Ivanhoe Mines acquired its initial interest in Jinshan Gold Mines in May 2002. Since then, Jinshan’s ongoing exploration work has established that the CSH Mine has a measured and indicated resource, at a 0.35 gram per tonne (g/t) cut-off grade, totalling 171.3 million tonnes at 0.71 g/t gold, with 3.9 million ounces of contained gold. In addition, inferred resources now are estimated at 1.33 million ounces of gold contained within 64.2 million tonnes grading 0.65 g/t gold at a 0.35 g/t cut-off.
Jinshan’s Dadiangou discovery in Gansu Province has an estimated 778,000 ounces of gold within an initial inferred resource of 26.3 million tonnes grading 0.92 grams per tonne, at a cut-off grade of 0.4 g/t gold, and is considered a potential open-pit mine.

Technical Information
Calvin McKee, the Chief Operations Officer of Jinshan, is the qualified person who supervised the preparation of the scientific and technical information concerning the resource information in this news release regarding the CSH Project and the Dadiangou Project. Mr. McKee has reviewed the available data and procedures and believes the collection of exploration data and calculation of the mineral resources reported in this news release was conducted in a professional and competent manner.
For a description of the key assumptions, parameters and methods used to estimate mineral resources on the CSH Project and the Dadiangou Project, as well as a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, please see the Technical Reports for each of the CSH Project and the Dadiangou project filed on March 31, 2008 and available for review on SEDAR at www.sedar.com
About Ivanhoe Mines
Ivanhoe Mines is an international mining company with operations focused in the Asia Pacific region. Ivanhoe’s core assets are its world-scale Oyu Tolgoi copper and gold mine development project in southern Mongolia, its large shareholdings in Mongolian coal miner SouthGobi Energy Resources (SGQ:TSXv), and its wholly-owned Cloncurry iron-oxide-copper-gold (IOCG) exploration project in Australia. Ivanhoe Mines’ shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
About Jinshan Gold Mines
Jinshan is a Canadian mining company focused on gold production in China. The company began producing gold at the CSH Mine in July 2007 and is actively advancing its portfolio of gold exploration properties in China. Jinshan’s shares are listed on the Toronto stock exchange under the symbol JIN.
Information contacts
Ivanhoe Mines: Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Website: www.ivanhoemines.com
Jinshan Gold Mines: Deanna Kress +1.604.609.0598       Website: www.jinshanmines.com
China National Gold Group Corporation: +86.8412.3187       Email: CNGC@ChinaGoldGroup.com
Website: www.chinagoldgroup.com
FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements regarding Ivanhoe Mines and Jinshan Gold Mines plans. Forward-looking statements include, but are not limited to, statements concerning the agreement to sell Ivanhoe’s shares in Jinshan Gold Mines. When used in this document, the words such as “plan” and “may” and similar expressions are forward-looking statements. Although Ivanhoe Mines and Jinshan Gold Mines believe that the expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporations’ periodic filings with Canadian and US securities regulators.